Exhibit 4.5


THIRD AMENDMENT dated as of October 27, 1998 (the "Amendment") to REVOLVING CREDIT AGREEMENT dated as of June 2, 1997 (the "Credit Agreement") between LESLIE FAY MARKETING, INC. (the "Borrower") and THE CIT GROUP/COMMERCIAL SERVICES, INC. ("CIT"). Terms which are capitalized in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Credit Agreement.

WHEREAS, the Borrower and The Warren Apparel Group, Ltd. ("Warren Apparel") have entered into an Asset Purchase Agreement dated as of September 25, 1998, pursuant to which (i) Warren Apparel has agreed to sell to the Borrower, and the Borrower has agreed to purchase, substantially all of Warren Apparel's inventory and related intangible assets and (ii) the Borrower has agreed to assume certain of the obligations of Warren Apparel, all on the terms and subject to the conditions contained in the Purchase Agreement; and

WHEREAS, the Borrower has requested CIT's consent to the Borrower's consummation of the transactions hereinabove described, and to the modification of various terms and provisions contained in the Credit Agreement, including certain of the financial covenants contained therein; and

WHEREAS, CIT has agreed to consent to the Borrower's consummation of such transactions, and to such modification of the Credit Agreement, all on the terms and subject to the fulfillment of the conditions contained in this Amendment;

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section One - Amendment. Effective upon the fulfillment of the conditions contained in Section Four hereof, the Credit Agreement is hereby amended to provided as follows:

       (a) Section 1.01. Certain Definitions. The definitions of the terms Borrowing Base, Maturity Date, Net Amount of Eligible Accounts Receivable, Notice of Termination, and Revolving Credit Commitment are deleted in their entirety, the following are substituted in lieu thereof, and the terms "Loan Gross-up Method", "Termination Date", "Warren Apparel"; "Warren Apparel Acquisition" and "Warren Apparel Purchase Agreement", and the definitions thereof, are added to Section 1.01 in the appropriate alphabetical order, as follows:

       "Borrowing Base" shall mean, as of the Relevant Date, an amount equal to the difference between:

         (i) the sum of (A) 85% of the Net Amount of Eligible Accounts Receivable, plus (B) the lesser of (1) the sum of (x) 50% of the Book Value of Eligible Inventory and (y) 50% of the amount of L/C Inventory, provided that the Inventory with respect thereto is not otherwise included in the Borrowing Base and
                  (2) $15,000,000, plus

                  (C) 100% of the excess, if any, of the balance in the Funds-in-Use Account over the debit balance in the Loan Account, as of the opening of business on such date; and

       (ii) such reserves as CIT, in its sole discretion exercised reasonably, may deem appropriate.

       "Loan Gross-up Method" means CIT's current system of operations by which the calculation, as of any date of determination with respect to Eligible Accounts Receivable, of the aggregate amount, expressed in dollars, of discounts granted by the Borrower with respect to such Eligible Accounts Receivable, is reflected in the Borrower's Loan Account.

       "Maturity Date" shall mean, initially, the last day of the Original Term, and thereafter, the last day of the then current Renewal Term, if CIT shall have given the Borrower a Notice of Termination prior to such date within the time period applicable to CIT required pursuant to the definition of the term Notice of Termination.

       "Net Amount of Eligible Accounts Receivable" means the aggregate unpaid invoice amount of Eligible Accounts Receivable less (i) sales, excise or similar taxes, returns, discounts (but with respect to such discounts, only on and after the date upon which the Loan Gross-up Method shall cease to be used by CIT), chargebacks, claims, advance payments, credits and allowances of any nature at any time issued, owing, granted, outstanding, available or claimed, and (ii) in the case of sums due under the Factoring Agreement, deductions for factoring charges, interest, discounts ( but with respect to such discounts, only on and after the date upon which the Loan Gross-up Method shall cease to be used by CIT), estimated anticipation, chargebacks based upon disputes and returns, chargebacks of client risk accounts purchased with recourse, and all other charges, offsets and reserves under the Factoring Agreement.

       "Notice of Termination" shall mean, in the case of CIT, the written notice of CIT delivered to the Borrower at least sixty (60) days prior to the relevant Maturity Date, pursuant to which CIT shall indicate its intention to terminate this Agreement effective as of such Maturity Date, and shall mean, in the case of the Borrower, the written notice of the Borrower delivered to CIT at least sixty (60) days prior to the Termination Date stated in such Notice of Termination, pursuant to which the Borrower shall indicate its intention to terminate the Agreement effective as of such Termination Date.

       "Revolving Credit Commitment" shall mean the commitment of CIT to make Loans to the Borrower pursuant to Section 2.01(a) hereof in an aggregate principal amount not to exceed (i) $37,000,000 at all times through and including December 31, 1998 and (ii) $42,000,000 at all times after December 31, 1998, as such amounts may be reduced pursuant to the terms of this Agreement.

       "Termination Date" shall mean the date stated by the Borrower in its Notice of Termination, if the Borrower shall have given CIT a Notice of Termination prior to such date within the time period applicable to the Borrower pursuant to the definition of the term Notice of Termination.

       "Warren Apparel" shall mean The Warren Apparel Group Ltd., a New York corporation.


       "Warren Apparel Acquisition" shall mean the acquisition by the Borrower of substantially all of the inventory of Warren Apparel, and certain intangible assets related thereto, all as more fully set forth in the Warren Apparel Purchase Agreement.

       "Warren Apparel Purchase Agreement" shall mean the Asset Purchase Agreement, dated as of September 25, 1998, between Warren Apparel and the Borrower, as the same may be amended, modified, supplemented or restated from time to time.

       (b) Section 2.05. Interest Rate. Section 2.05 is deleted in its entirety, and the following is substituted in lieu thereof:

       "2.05. Interest Rate. Each Loan shall bear interest on the principal amount thereof from time to time outstanding for each day during each calendar month, until paid, at a rate per annum for each such day equal to the Prime Rate in effect on the last day of the previous month (the "then applicable Prime Rate"), minus an interest rate margin of one-quarter of one percent (1/4 of 1%). "Prime Rate", as used herein, shall mean the interest rate per annum publicly announced from time to time by the Bank in New York, New York as its Prime Rate. In the event of any change in the Prime Rate, the rate of interest hereunder shall change, as of the first day of the month following any change, so as to remain one-quarter of one per cent (1/4 of 1%) below the then applicable Prime Rate. The Prime Rate is not intended to be the lowest rate of interest charged by the Bank to its borrowers."

       (c) Section 3.01. Letters of Credit. Section 3.01 (a) (i) is amended by deleting the second sentence thereof, and by substituting the following in lieu thereof:

       "The aggregate Letter of Credit Exposure shall not exceed $25,000,000, of which not more than $5,000,000 may be Letter of Credit Exposure with respect to Standby Letters of Credit; provided, however, that the calculation of such $5,000,000 limit shall exclude the Letter of Credit Exposure with respect to the "Warren Apparel Stand-by L/C", as such term is defined in Section Three of the Third Amendment, dated as of October 27, 1998 to this Credit Agreement."

       (d) Section 5.01. Term of Agreement. Section 5.01 is deleted in its entirety, and the following is substituted in lieu thereof:

       "5.01. Term of Agreement. Subject to CIT's rights under Article XI hereof, this Agreement shall be in effect during the period commencing on the Closing Date and ending on June 2, 2001 (the "Original Term"), and thereafter shall automatically renew itself for successive one-year periods (each a "Renewal Term"), unless sooner terminated as provided in
       Section 5.02 hereof."

       (e) Section 5.02. Termination. Section 5.02 (b) is deleted in its entirety, and the following is substituted in lieu thereof:

       "(b) Termination by the Borrower. Upon delivery to CIT by the Borrower of a Notice of Termination, this Agreement shall terminate on the Termination Date specified in such Notice of Termination, provided, however, that on the Termination Date so specified, the Borrower shall satisfy in full all of its obligations under Section 5.03 hereof and under any other Related Document. Any Notice of Termination so given by the Borrower shall be irrevocable unless CIT otherwise agrees in writing."

       (f) Section 5.03.  Effect of Termination.  Section 5.03 (a) is amended by
(i) deleting the word "and" at the end of clause (iii) thereof, (ii) deleting the period at the end of clause (iv) thereof and substituting in lieu thereof a semi-colon and the world "and" and (iii) inserting the following clause (v) immediately after clause (iv) thereof:

       "(v) if such Notice of Termination is given by the Borrower to CIT, and the Termination Date specified therein is a date which is (x) prior to June 2, 1999, the Borrower shall pay to CIT on such Termination Date an early termination fee in an amount equal to one per cent (1%) of the "average outstanding amount", as hereinafter defined, or (y) on or after June 2, 1999 but prior to June 2, 2000, the Borrower shall pay to CIT on such Termination Date an early termination fee in an amount equal to one-half of one per cent (1/2 of 1%) of the average outstanding amount. As used in this Section, the term "average outstanding amount" means, for the twelve month period ending with the month preceding the Termination Date specified by the Borrower in its Notice of Termination, the sum of
       (A) the average amount of the Loans outstanding at the end of each day during such period plus (B) the average amount of Letter of Credit Exposure outstanding at the end of each day during such period."

       (g) Section 10.06. Dividends and Related Distributions. Section 10.06 is deleted in its entirety and the following is substituted in lieu thereof:

       "10.06. The Borrower shall not declare, make, pay or agree to pay, any dividend or other distribution of any nature (whether in cash, property, securities or otherwise) on account of or in respect of shares of its capital stock or on account of the purchase, redemption, retirement or acquisition of any shares of capital stock (or warrants, options or rights therefor), provided, however, that the Borrower shall be permitted to pay dividends or repurchase stock in an aggregate amount not to exceed

       $10,000,000 during the two year fiscal period ending on December 31, 1999, so long as: (a) at the time of, and after giving effect to, any such payment of dividends or repurchase of stock, no Event of Default shall have occurred and be continuing, and (b) the undrawn Availability before and after the making of any such dividend payment or stock repurchase shall be not less than $5,000,000.00."

       (h) Section 10.15. Minimum Consolidated Tangible Net Worth. Section 10.15 is deleted in its entirety and the following is substituted in lieu thereof:

       "10.15 Minimum Consolidated Tangible Net Worth. The Borrower will not permit the Parent's Consolidated Tangible Net Worth to be less than the following amounts during and at the end of each of the following fiscal months: (a) $34 million for each of the fiscal months of April, May, June, July and August of 1997, (b) $35 million for each of the fiscal months of September, October and November of 1997, (c) $35 million for each of the fiscal months of December of 1997 and January, February, March, April, May, June, July and August of 1998, and (d) $37 million for each fiscal month thereafter, provided, however, that at all times on and after the effective date of the Warren Apparel Acquisition, the amount of $37 million set forth in this clause (d) shall automatically be reduced to, and at all times thereafter shall be deemed to be, $35 million."

       (i) Section 10.16. Minimum Consolidated Working Capital. Section 10.16 is deleted in its entirety and the following is substituted in lieu thereof:

       "10.16 Minimum Consolidated Working Capital. The Borrower will not permit the Parent's Consolidated Working Capital to be less than the following amounts during and at the end of each of the following fiscal months: (a) $33 million for each of the fiscal months of April, May, June, July and August 1997, (b) $35 million for each of the fiscal months of September, October, November and December 1997, and January, February, March, April, May, June and July 1998, (c) $36 million for the fiscal month of August 1998, and (d) $37 million for the fiscal month of September 1998 and for each fiscal month thereafter, provided, however, that at all times on and after the effective date of the Warren Apparel Acquisition, the amount of $37 million set forth in this clause (d) shall automatically be reduced to, and at all times thereafter shall be deemed to be, $35 million, and provided further that solely for purposes of determining the Borrower's compliance with this covenant, the calculation of such Consolidated
       Working Capital as of any date of determination shall exclude the aggregate principal amount of any Loans and Letter of Credit Exposure outstanding as of such date."

       (j) Section 10.17. Minimum Ratio of Consolidated Current Assets to Consolidated Current Liabilities. Section 10.17 is deleted in its entirety and the following is substituted in lieu thereof:

       "10.17 Minimum Ratio of Consolidated Current Assets to Consolidated Current Liabilities. The Borrower will not permit the ratio of the Parent's Consolidated Current Assets to the Parent's Consolidated Current Liabilities to be less than (a) 2.60 to 1.00 as of the end of the second fiscal quarter of 1997, (b) 2.60 to 1.00 as of the end of the third fiscal quarter of 1997, (c) 2.60 to 1.00 as of the end of the fourth fiscal quarter of 1997, (d) 3.00 to 1.00 as of the end of the first fiscal quarter of 1998, (e) 3.10 to 1.00 as of the end of the second, third and fourth fiscal quarters of 1998 and (f) 3.30 to 1.00 as of the end of each fiscal quarter thereafter, provided, however, that solely for purposes of determining the Borrower's compliance with this covenant, the calculation of the Parent's Consolidated Current Liabilities, as of any date of determination, shall exclude the aggregate principal amount of any Loans and Letter of Credit Exposure outstanding as of such date."

       (k) Section 10.20. Capital Expenditures. Section 10.20 is deleted in its entirety, and the following is substituted in lieu thereof:

       "10.20 Capital Expenditures. The Borrower shall not make Capital Expenditures in an amount greater than (a) $1.5 million in the aggregate for the period from the Closing Date through January 3, 1998, (b) $3.0 million in the aggregate for the 1998 fiscal year and (c) $2.5 million in the aggregate for the 1999 fiscal year, and for each fiscal year thereafter, provided, however, that if the aggregate amount of Capital Expenditures actually made during any such fiscal year (or lesser period, if applicable) shall be less than the limit with respect thereto set forth above (such limit, without giving effort to any increase therein pursuant to this proviso, the "base amount"), then the amount of such short fall (the "rollover amount") may be added to the amount of Capital Expenditures permitted to be made for the immediately succeeding fiscal year, provided further that any Capital Expenditures made during any fiscal year for which any rollover amount shall have been so added shall be applied first, to the base amount for such year and second, to the rollover amount added to such fiscal year."

       (l) Exhibit A to the Credit Agreement is replaced in its entirety by Exhibit A annexed to this Amendment.

       (m) Schedule 1.01A to the Credit Agreement is replaced in its entirety by
Schedule 1.01A annexed to this Amendment.

       (n) Schedule 1.01B to the Credit Agreement is replaced in its entirety by
Schedule 1.01B annexed to this Amendment.

       (o) Schedule 7.25 to the Credit Agreement is amended by adding the following trademark information thereto:

    Trademark              Appln. */Reg. No.               Class
    ------------------------------------------------------------

DAVID WARREN                1202108                          25
DW3                         1842411                          25
RICHARD WARREN              1417515                          25
RIMINI                      1424026                          25
REGGIO                      75/139829                        25


Section Two - Consent. Subject to the fulfillment of the conditions contained in Section Four of this Amendment, CIT hereby consents to (i) the execution and delivery by the Borrower of the Warren Apparel Purchase Agreement and the other documents, instruments and agreements executed or delivered by the Borrower in connection therewith, (ii) the consummation by the Borrower of the Warren Apparel Acquisition and the other transactions contemplated to occur in connection therewith, and (iii) the delivery to CIT no later than January 15, 1999 of the estimated operating budget and related projections for the Parent and its consolidated Subsidiaries for the fiscal year ending December 31, 1999, notwithstanding the terms of Section 9.01(g)(i), and agrees that the Borrower's failure to deliver such items to CIT no later than December 1, 1998 shall not be deemed to be a breach or violation of such Section or an Event of Default.

Section Three - Stand-by Letter of Credit. The Borrower hereby confirms that, in conjunction with the Warren Apparel Acquisition, pursuant to the Warren Apparel Purchase Agreement, the Borrower has agreed to obtain for the benefit of CIT, and to deliver to CIT, a stand-by letter of credit issued for the Borrower's account (the "Warren Apparel Stand-by L/C"), which letter of credit shall secure
(i) the payment or reimbursement of all documentary Letters of Credit issued with CIT's assistance for the account of Warren Apparel, outstanding on the effective date of the Warren Apparel Acquisition, as more particularly described on the Schedule of Outstanding Warren Apparel L/C's annexed to this Amendment and (ii) all other obligations, liabilities and indebtedness arising under or relating to such documentary Letters of Credit.

Section Four - Conditions Precedent. This Amendment shall become effective on the date when all of the following conditions, the fulfillment of each of which is a condition precedent to the effectiveness of this Amendment, shall have occurred.

       (a) CIT shall have received a fully executed counterpart or original of this Amendment, and each of the following agreements, instruments, opinions, certificates and documents:

       (i) an Amended and Restated Note, substantially in the form annexed hereto as Exhibit A;

       (ii)  the  Warren   Apparel   Stand-by  L/C,  on  terms  and   conditions
satisfactory to CIT;

       (iii) a Note Pledge and Security Agreement, executed in favor of CIT by Warren Apparel, as assignor, and confirmed by the Borrower, substantially in the form annexed hereto as Exhibit B;

       (iv) a Confirmation of Continuing Secured Guaranty, executed in favor of CIT by each Guarantor, substantially in the form annexed hereto as Exhibit C;

       (v) financing statements on forms UCC-1 and UCC-3, as applicable, naming the Borrower as debtor, to be filed in all requisite jurisdictions; and

       (vi) a legal opinion, in form and substance satisfactory to CIT, from the Borrower's counsel.

       (b) CIT shall have received a Certificate of the Secretary of the Borrower (l) relating to the adoption of the resolutions of the Board of Directors of the Borrower, approving this Amendment, the other documents executed or to be executed by the Borrower in connection herewith and in connection with the Warren Apparel Acquisition and (2) certifying that no amendments have been made to the Certificate of Incorporation and by-laws of the Borrower since June 2, 1997 and further certifying the names and incumbency of officers and the names and validity of signatures of such officers.

       (c) CIT and its counsel shall have received and reviewed to their satisfaction the definitive Warren Apparel Purchase Agreement and all ancillary documents relating thereto, the Warren Apparel Acquisition shall have been consummated and all conditions precedent to its effectiveness shall have occurred or, if any such condition shall have been waived, CIT shall have determined that such waiver is acceptable.

       (d) Upon the effectiveness of this Amendment, all representations and warranties set forth in the Credit Agreement (except for such inducing representations and warranties that were only required to be true and correct as of a prior date) shall be true and correct in all material respects on and as of the effective date hereof, and no Event of Default shall have occurred and be continuing.

       (e) No event or development shall have occurred since the date of delivery to CIT of the most recent financial statements of the Parent and its Subsidiaries which event or development has had or is reasonably likely to have a Material Adverse Effect.

       (f) All corporate and legal proceedings and all documents and instruments executed or delivered in connection with this Amendment shall be satisfactory in form and substance to CIT and its counsel.

       (g) There shall be no action, suit or proceeding pending or threatened against the Borrower before any court (including any bankruptcy court), arbitrator or governmental or administrative body or agency which challenges or relates to the consummation of the Warren Apparel Acquisition, this Amendment or the other transactions contemplated herein.

       (h) CIT shall have received such further agreements, consents, instruments and documents as may be necessary or proper in the reasonable opinion of CIT and its counsel to carry out the provisions and purposes of this Amendment.

          Section Five. Representations and Warranties. The Borrower represents and warrants (which representations and warranties shall survive the execution and delivery hereof) to CIT that:

       (a) The Borrower has the corporate power, authority and legal right to execute, deliver and perform this Amendment, and the instruments, agreements, documents and transactions contemplated hereby, and has taken all actions necessary to authorize the execution, delivery and performance of this Amendment, and the instruments, agreements, documents and transactions contemplated hereby;

       (b) No consent of any Person (including, without limitation, stockholders or creditors of the Borrower or creditors of the Parent, as the case may be) other than CIT, and no consent, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with (collectively a "Consent") any governmental authority, is required in connection with the execution, delivery, performance, validity or enforceability of this Amendment, and the instruments, agreements, documents and transactions contemplated hereby;

       (c) This Amendment has been duly executed and delivered on behalf of the Borrower by its duly authorized officer, and constitutes the legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms;

       (d) The Borrower is not in default under any indenture, mortgage, deed of trust, or other material agreement or material instrument to which it is a party or by which it may be bound. Neither the execution and delivery of this Amendment, nor the consummation of the transactions herein contemplated, nor compliance with the provisions hereof will (i) violate any law or regulation applicable to it, or (ii) cause a violation by the Borrower, of any order or decree of any court or government instrumentality applicable to it, or (iii) conflict with, or result in the breach of, or constitute a default under, any indenture, mortgage, deed of trust, or other material agreement or material instrument to which the Borrower is a party or by which it may be bound, or (iv) result in the creation or imposition of any lien, charge, or encumbrance upon any of the property of the Borrower, except in favor of CIT, to secure the Obligations, or (v) violate any provision of the Certificate of Incorporation, By-Laws or any capital stock provisions of the Borrower;

       (e) No Event of Default has occurred and is continuing; and

       (f) Since the date of CIT's receipt of the financial statements of the Parent and Subsidiaries on a consolidated and consolidating basis as of August 28, 1998, for the eight month period ending on such date, no change or event has occurred which has had or is reasonably likely to have a Material Adverse Effect.

       Section Six.  General Provisions.

       (a) Except as herein expressly amended, the Credit Agreement and all other agreements, documents, instruments and certificates executed in connection therewith, are ratified and confirmed in all respects and shall remain in full force and effect in accordance with their respective terms.

       (b) The Borrower hereby acknowledges and confirms its understanding of the Loan Gross-up Method, and agrees that (i) CIT's method of calculating the aggregate amount of the discounts granted by the Borrower with respect to any referenced Eligible Accounts Receivable, and reflecting such calculation as a charge to the Borrower's Loan Account rather than as a reduction to the gross amount of such Eligible Accounts Receivable, is an appropriate and accurate method of making such calculation and (ii) CIT may continue in its sole discretion to employ such methodology with respect to the calculation of and accounting for discounts granted by the Borrower.

       (c) The Borrower hereby covenants and agrees that it shall execute and deliver to CIT as soon as possible, and in any event not later than thirty (30) days from the date hereof, a trademark security agreement, in form and substance satisfactory to CIT, suitable for recordation with the U.S. Patent and Trademark Office, covering the trademarks described in Section One (o) of this Amendment.

       (d) All references in the Related Documents and Loan Documents to the Credit Agreement shall mean the Credit Agreement as amended as of the effective date hereof, and as amended hereby and as hereafter amended, supplemented or modified from time to time. From and after the date hereof, all references in the Credit Agreement to "this Agreement," "hereof," "herein," or similar terms, shall mean and refer to the Credit Agreement as amended by this Amendment.

       (e) This Amendment may be executed by the parties hereto individually or in combination, in one or more counterparts, each of which shall be an original and all of which shall constitute one and the same agreement.

       (f) This Amendment shall be governed and controlled by the laws of the State of New York without reference to its choice of law principles.

       IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                             LESLIE FAY MARKETING, INC.

                                             By: /s/ Warren Wishart
                                                 -------------------------------
                                                  Name: Warren Wishart
                                                  Title: Chief Financial Officer
                                                         Secretary


                                             THE CIT GROUP/COMMERCIAL SERVICES,
                                             INC.

                                             By: /s/ Kelly Colleran
                                                 -------------------------------
                                                  Name: Kelly Colleran
                                                  Title: AVP

                                 SCHEDULE 1.01A
                           Leslie Fay Marketing, Inc.
                          Domestic Inventory Locations


Location Name          Address            County          Inventory Description








                          [to be completed by Borrower]

                                 SCHEDULE 1.01B
                               License Agreements



                          [to be completed by Borrower]